MENTOR GRAPHICS CORPORATION

8005 SW Boeckman Road

Wilsonville, Oregon 97070-7777

June 16, 2004

Sara Kalin

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Mentor Graphics Corporation
Request for Withdrawal of Post-Effective Amendment No. 3
to Form S-3 Registration Statement (File No. 333-98869)

Dear Ms. Kalin:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Mentor Graphics Corporation, an Oregon corporation (the “Company”), hereby requests the withdrawal of its Post-Effective Amendment No. 3 (“Post-Effective Amendment No. 3”) to Form S-3 Registration Statement (File No. 333-98869) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2004.

The reason for the withdrawal is the Company is no longer obligated under the Registration Rights Agreement dated as of June 3, 2002, pursuant to which it filed the Registration Statement with the SEC on August 28, 2002, to keep such Registration Statement effective under the Act. No securities were sold in connection with Post-Effective Amendment No. 3.

If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Tad J. Freese of Latham & Watkins LLP, the Company’s outside counsel, at (415) 395-8184.

Very truly yours,

Mentor Graphics Corporation

By:	/s/ Dean M. Freed
Dean M. Freed
Vice President and General Counsel